EXHIBIT (a)(5)(R)

August 31, 2007

FROM:

Accredited Home Lenders Holding Co.

15253 Avenue of Science

San Diego, CA 92128

Rick Howe, 858.676.2148

rhowe@accredhome.com

FOR IMMEDIATE RELEASE

ACCREDITED TO CONTINUE LAWSUIT AGAINST LONE STAR

Rejects Proposal To Re-Price At $8.50 Per Share

SAN DIEGO, Aug. 31, 2007 – Accredited Home Lenders Holding Co. (NASDAQ:LEND) (“Accredited” or “Company”) announced today that it will continue to pursue its lawsuit against Lone Star Fund V (U.S.), L.P. and two of its affiliates (“Lone Star”) seeking specific performance of Lone Star’s obligations to close Lone Star’s tender offer for the outstanding common stock of Accredited at $15.10 per share and to complete the merger with Accredited.

Accredited noted that, on August 30, 2007, Lone Star disclosed that it has proposed to Accredited’s Board of Directors to settle the lawsuit and reduce the offer price of $15.10 to $8.50 per share, a reduction of approximately 44%. As Accredited has previously announced and asserts in its lawsuit, Accredited believes that all conditions to closing of the tender offer at $15.10 per share were satisfied when more than 97% of Accredited’s outstanding common stock was tendered at the scheduled expiration of the offer on August 14, 2007. The lawsuit seeking to require Lone Star to perform its obligations is scheduled for trial in the Delaware Court of Chancery beginning on September 26, 2007.

After Lone Star’s August 10, 2007 announcement that it did not expect to accept Accredited shares tendered on August 14, 2007, Accredited filed the specific performance suit against Lone Star seeking to hold Lone Star to its obligations at $15.10 per share. James A. Konrath, chairman and chief executive officer of Accredited, commented, “Accredited has always believed that its case against Lone Star is very strong. Discovery has been proceeding in the lawsuit, and nothing we have seen to date has altered our perception of the strength of our case.”

Accredited’s Board of Directors had been meeting with the Company’s litigation counsel and financial advisors on a regular basis to discuss the progress of the lawsuit and evaluate its merits. The Board of Directors believes Loan Star’s proposal to reduce the tender offer price from $15.10 to $8.50 per share is not in the best interest of the shareholders and rejects it.

About Accredited

Accredited Home Lenders Holding Co. is a mortgage company operating throughout the U.S. and in Canada. Accredited originates, finances, securitizes, services, and sells non-prime mortgage loans secured by residential real estate. Founded in 1990, the company is headquartered in San Diego. Additional information may be found at www.accredhome.com.

Forward Looking Statements

This release contains forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. These forward-looking statements involve a number of risks and uncertainties, including the Company’s ability to close the proposed merger with Lone Star, to enforce Lone Star’s obligation to close Lone Star’s tender offer for the outstanding common stock of Accredited and to complete the merger with Accredited, and other risk factors as outlined in Accredited Home Lenders Holding Co.’s annual report on Form 10-K for the year ended December 31, 2006, and other documents filed by the Company with the Securities and Exchange Commission. These and other factors could cause the Company’s actual results to differ materially from what it projects or contemplates in its forward-looking statements. The Company cautions readers that the non-prime mortgage industry and the Company’s business are subject to numerous significant risks and uncertainties.